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                                   EXHIBIT 8

                     FORM OF OPINION OF BARNES & THORNBURG
                 RE:  TAX MATTERS IN CONNECTION WITH THE MERGER



                                                       ___________________, 1996



Board of Directors
ATTN:  Darwin L. Weikamp, Chairman of the Board
Valley Financial Services, Inc.
P. O. Box 328
South Bend, Indiana  46624-0328

      RE:  MERGER OF VALLEY FINANCIAL SERVICES, INC.
           INTO FORT WAYNE NATIONAL CORPORATION

Gentlemen:

  You have requested our opinions as to the federal income tax consequences of the proposed merger (the "Merger") of Valley Financial Services, Inc. ("Company") into Fort Wayne National Corporation ("FWNC") pursuant to the Agreement and Plan of Merger, dated November 6, 1995 ("Agreement"), between the Company and FWNC.

  In issuing the opinions set forth in this letter, we have relied upon (1) the factual representations made by FWNC in written statements dated February ____, 1996 and the factual representations made by the Company in written statements dated February ____, 1996 (the "Representations"); (2) the Agreement, and; (3) the facts, information and documentation set forth in the Registration Statement on Form S-4 of FWNC filed with the Securities and Exchange Commission in connection with the Merger ("Registration Statement"). We have not attempted to verify independently the accuracy of any of the information in any such document.

  The opinions set forth in this letter are predicated upon our understanding of the facts set forth in the Agreement, the Representations, and the Registration Statement. Any change in such facts may adversely affect our opinions. Furthermore, as explained below, our opinions are based upon our understanding of the existing provisions of the Internal Revenue Code of 1986, as amended ("Code"), currently applicable regulations promulgated under the Code, current published administrative positions of the Internal Revenue Service ("IRS") such as revenue rulings and revenue procedures, and existing judicial decisions, all

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Board of Directors
February 29, 1996
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of which are subject to change either prospectively or retroactively.  Any change in such authorities may adversely affect our opinions. We assume no obligation to update our opinions for any deletions or additions to or modification of any law applicable to the Merger.

  The following opinions reflect our legal judgment solely on the issues presented and discussed herein. The issues relating to qualification of a transaction as a reorganization under Section 368 of the Code are complex. The Supreme Court of the United States in Helvering v. Minnesota Tea Co., 296 U.S. 383 (1935) held that, for an acquisition to qualify as a reorganization, the seller must acquire an equity interest in the acquiring corporation that is "definite and material." Id. at 385. Although the Court has not identified a specific percentage which will satisfy the requirement, it has stated that "such equity interest must represent a substantial part of the value of the thing transferred." Id. For ruling purposes, the IRS requires that selling shareholders receive stock of the acquiring corporation (or its parent company) with a value equal to at least fifty percent (50%) of the value of the shares surrendered in the transaction. However, this is merely a guideline which the IRS will follow in issuing private letter rulings and does not represent a legal standard. The only cases discussing the issue are relatively old. In these cases, courts have found reorganizations to exist where the value of the equity portion of the overall consideration given by the acquiring corporation for the assets or stock of the acquired corporation has been below forty percent (40%). These cases have not been overruled and we believe the standards set forth therein are still valid. The representations that have been made to us by FWNC and the Company indicate the Company shareholders will receive stock of FWNC in the Merger which will have a value, as of the date of the Merger, of not less than forty (40%) of the value of all of the formerly outstanding Company stock as of the date of the Merger. No assurance can be given that the IRS will not challenge the conclusions herein with respect to this or any other issue addressed herein, and no assurance can be given that the IRS would not be successful with such a challenge. Given the lack of more recent published cases or rulings, our opinions are qualified by, and should be understood to reflect the fact that, the resolution of such issues is not free from doubt.

  The issues related to whether the Cash Component (as defined in Section 1.05(a) of the Agreement) received by the Company common stock shareholders will have the effect of the distribution of a dividend under Section 356 of the Code are complex. Although the Code imposes no current tax on certain stock-for-stock exchanges, Section 356(a)(1) of the Code provides that if such an exchange pursuant to a corporate reorganization plan, such as the Merger, is accompanied by a cash payment or other property (commonly referred to as "boot"), any gain which the recipient realizes from the exchange will generally receive capital gains treatment up to the value of the boot (assuming that the stock surrendered was

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Board of Directors
February 29, 1996
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held has a capital asset by the transferee).  However, Section 356(a)(2) of the
Code creates an exception by providing that if the exchange has the effect of the distribution of a dividend, the boot will be taxed as a dividend.

  The Supreme Court of the United States, in Commissioner v. Clark, 489 U.S. 726
(1989), held that boot received in corporate reorganizations should be treated as though there was a pure stock-for-stock exchange followed immediately by a post-reorganization redemption by the acquiring corporation of a portion of its stock. Under Clark, the post-reorganization redemption is tested under Section 302 of the Code to determine whether it will receive capital gains or dividend treatment. Section 302(b) of the Code provides that redemptions in which the taxpayer relinquishes more than twenty (20%) of his or her share of a corporation's voting stock and retains less than fifty percent (50%) of the voting stock of that corporation after the deemed redemption shall not be treated as distributions of a dividend.

  Our opinion regarding whether the Cash Component received by the Company common stock shareholders will have the effect of the distribution of a dividend is based on the assumption that the Clark case is a correct interpretation of the law, and that each Company common stock shareholder will be deemed to have relinquished more than twenty (20%) of his or her share of the voting power in the continuing entity (FWNC) which said shareholder would have received if the reorganization was treated as a pure stock-for-stock exchange following immediately by a post-reorganization redemption by FWNC of a portion of said shareholders shares therein. Our opinion regarding the Cash Component is also based on the assumption that no Company common stock shareholder will own fifty percent (50%) or more of the common stock of FWNC immediately after the Merger. Given the lack of more definitive legal authority, our opinions are qualified by, and should be understood to reflect the fact that, the resolution of this issue is not free from doubt. No assurance can be given that the IRS will not challenge the conclusion herein with respect to the Cash Component, and no assurance can be given that the IRS would not be successful with such a challenge.

  The issues regarding whether the FWNC Preferred Component (as defined in Section 1.05(a) of the Agreement) to be received by the Company common stock shareholders will be 306 stock under Section 306 of the Code are also complicated. Application of Example (1) in Treasury Regulation 1.306(3)(d) to the Merger would indicate the FWNC Preferred Component will be Section 306 stock. However, Example 1 of Treasury Regulation 1.306(3)(d) is conclusory and appears to ignore how the Merger would be treated in light of the Clark decision discussed above. Our opinion regarding whether the FWNC Preferred

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Board of Directors
February 29, 1996
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Component to be received by the Company common stock shareholders will be 306 stock under Section 306 of the Code is based on the assumption that the Clark case is a correct interpretation of the law, and that the IRS would analyze the issue in light of Clark. Our opinion on this issue is further based on the assumptions that (1) each Company common stock shareholder will be deemed to have relinquished more than twenty percent (20%) of his or her share of the voting power in the continuing entity (FWNC) which said shareholder would have received if the reorganization was treated as a pure stock-for-stock exchange followed immediately by a post-reorganization redemption by FWNC of a portion of said shareholders shares therein, and; (2) no Company common stock shareholder will own fifty percent (50%) or more of the common stock of FWNC immediately after the Merger. Finally, our opinion on the Section 306 issue is based on the assumption that the FWNC Preferred Component being issued in connection with the Merger is not being issued pursuant to a plan having tax avoidance has one of its principal purposes. Given the lack of more definitive legal authority, our opinions are qualified by, and should be understood to reflect the fact that, the resolution of this issue is not free from doubt. As with the other complex issues discussed herein, no assurance can be given that the IRS will not challenge the conclusion set forth herein regarding the FWNC Preferred Component, and no assurance can be given that the IRS would not be successful with such a challenge.

  The issues regarding whether the Company common stock shareholders will be deemed to have received a distribution under Section 305 of the Code as a result of the Merger are also complex. The IRS recently issued regulations, effective December 20, 1995, under Section 305(c) of the Code relating to constructive distributions on preferred stock. These regulations concern the treatment of stock redeemable at a premium by the issuer. The regulations generally treat a call premium as giving rise to a constructive distribution under Section 305(c) of the Code only if, based on all the facts and circumstances as of the issue date, a redemption pursuant to the call provision is more likely than not to occur.

  The new regulations under Section 305(c) of the Code provide a "safe harbor" under which constructive distribution treatment does not result from an issuer call. The "safe harbor" applies if (1) the issuer and the holder are not related within the meaning of Section 267(b) or 707(b) of the Code (for purposes of applying Sections 267(b) and 707(b), including Section 267(f)(1), the phrase "20 percent" shall be substituted for the phrase "50 percent"); (2) there are no plans, arrangements, or agreements that effectively require or are intended to compel the issuer to redeem the stock, and; (3) exercise of the right to redeem would not reduce the yield of the stock, as determined under principles similar to the principles of Section 1272(a) of the Code, and the regulations under Sections 1271 through 1275 of the Code.

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Board of Directors
February 29, 1996
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  Our opinion regarding whether the Company common stock shareholders will be deemed to have received a distribution under Section 305 of the Code as a result of the Merger is based on the assumptions that (1) the new regulations under
Section 305(c) of the Code are a correct statement of the law; (2) as to the FWNC preferred stock to be issued in the Merger, the "safe harbor" of the new regulations under Section 305(c) of the Code is met, and; (3) it is not more likely than not that FWNC will exercise its rights under the terms of the preferred stock to be issued in the Merger. Our opinion on the Section 305 issue is also based on the assumption that the fair market value of the FWNC preferred stock at the Effective Time (as defined in Section 1.13 of the Agreement) will be no less than forty-five dollars ($45.00) per share, which is also a condition precedent to the Merger as provided in Section 6.02(j) of the
Agreement.   Again, no assurance can be given that the IRS will not challenge the conclusion set forth herein with respect to the Section 305 issue, and no assurance can be given that the IRS would not be successful with such a challenge. Given the lack of more definitive legal authority, our opinions are qualified by, and should be understood to reflect the fact that, the resolution of this issue is not free from doubt.

  Based on the limited amount of reliable authority and the qualifications described above and on our review of the Representations, the Agreement, and the Registration Statement, and assuming the absence of facts not apparent on the face of such documents and that the transactions described therein are completed as described, our opinions as to the federal income tax consequences of the Merger are as follows:

  1. Provided that the Merger qualifies as a statutory merger under the applicable laws of the State of Indiana, the Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code. FWNC and the Company will each be "a party to a reorganization" within the meaning of
Section 368(b) of the Code.

  2. Pursuant to Section 354(a)(1) of the Code, except for gain or loss recognized for the receipt of the portion of the Cash Component (as defined in Section 1.05(a) of the Agreement) allocable to holders of Company common stock, and except for cash received in lieu of fractional shares, no gain or loss will be recognized by holders of Company common stock who exchange all of their Company common stock for their allocable portion of the Cash Component and shares of FWNC common stock and FWNC preferred stock.

  3. Pursuant to Section 358(a)(1) of the Code, the basis of the FWNC common stock and FWNC preferred stock received by the holders of Company common stock receiving FWNC common stock and FWNC preferred stock will, in each instance, be the same as the basis of the Company common stock surrendered in the exchange therefor,

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decreased by the portion of the Cash Component allocable to holders of Company common stock and increased by the amount of gain recognized on the exchange.

  4. Pursuant to Section 1223(1) of the Code, the holding period of FWNC common stock and FWNC preferred stock received by the holders of Company common stock will, in each instance, include the period during which the Company common stock surrendered in exchange therefor was held, provided that the Company common stock surrendered was held as a capital asset on the date of the exchange.

  5. If a cash payment is received by a holder of Company common stock in lieu of a fractional share interest of FWNC common stock or FWNC preferred stock, the cash payment will be treated as received by the shareholder as a distribution in full payment in exchange for the fractional share redeemed.

  6. Assuming the analysis and authority set forth in the Clark case applies to the Merger and the related Company shareholder transactions, the Cash Component received by the holders of Company common stock will not, under
Section 356 of the Code, have the effect of the distribution of a dividend.

  7. Assuming the Clark case analysis is applicable rather than the conclusory Example (1) in Treasury Regulation 1.306(3)(d), the FWNC preferred stock to be received by the holders of Company common stock will not be 306 stock under
Section 306 of the Code.

  8. The holders of Company common stock will not be deemed to have received a distribution under Section 305 of the Code as a result of the Merger.

  9. Cash received by the holders of Company preferred stock who exchange such stock for cash will be treated as a distribution in full payment of such stock, resulting in capital gain or loss or ordinary income, as the case may be, depending upon each shareholder's particular situation.

  10. Where a holder of Company common stock dissents to the Merger and receives solely cash for the shareholder's Company common stock, such cash will be treated as received by the shareholder as a distribution in redemption of the shareholder's Company common stock, subject to the provisions and limitations of
Section 302 of the Code.

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Board of Directors
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  We express no opinion with regard to the federal income tax consequences of the Merger not addressed expressly by the above opinions. In addition, we express no opinion as to any foreign, state or local tax consequences with respect to the Merger.

  The foregoing includes a general summary of all of the material federal income tax consequences of the Merger to shareholders of the Company without regard to the particular facts and circumstances of each shareholder's tax situation and
status.   Each shareholder of the Company should consult his or her own tax advisor regarding the specific tax consequences of the Merger to him or her, including the application and effect of federal, state, local and foreign laws and the possible effect of changes in federal and other tax laws.

                                         Very truly yours,

                                         BARNES & THORNBURG


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